IRD-B-02-005
May 27, 2002

Securities and Exchange C
Judiciary Plaza
450 5th Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

02034630

RECD S.E.C.
JUN 4 2002
1086

JSAT Corporation
File No. 82-5111
Exemption Pursuant to Rule 12g3-2(b)

SUPPL

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, enclosed are copies of JSAT Corporation's (the "Company") release documents. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound documents.

Enclosed documents are as follows:

- Operating Results for the Year ended March 31, (dated May 15, 2002)
- Notice Concerning Acquisition of Treasury Stock (dated May 15, 2002)
- Notice Concerning Reduction of Paid-in Capital and Legal Reserves (dated May 15, 2002)

Please indicate your receipt of the enclosed by date stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

Very truly yours,

Y. Maeda

Yosuke Maeda
Manager
Investor Relations Department
Corporate Planning & Communications Division
JSAT Corporation

Enclosure

6/12

May 15, 2002
JSAT Corporation

RECD S.E.C.
JUN 4 2002
1086

# Notice Concerning Acquisition of Treasury Stock

JSAT Corporation hereby serves notice that at meeting today, the Board of Directors approved a resolution to acquire treasury stock, as follows, in accordance with Article 210 of the Japanese Commercial Code.

1. Purpose of Acquiring Treasury Stock

   JSAT seeks to take advantage of the relaxation of restrictions on the acquisition of treasury stock, due to amendment of the Japanese Commercial Code, to gain greater flexibility in financial policy, allowing it to respond to a changing operating environment. JSAT will put this resolution before its General Meeting of Shareholders for approval.

2. Details of Acquisition of Treasury Stock

   (1) Class of Shares to Be Acquired
   JSAT's common stock

   (2) Total number of Shares to Be Acquired
   Up to 6,000 shares
   (1.57% of total number of shares issued and outstanding)

   (3) Aggregate Value of Shares to Be Acquired
   Up to ¥4.5 billion

Note:
The above is subject to approval of "Acquisition of Treasury Stock" at the 18th Ordinary General Meeting of Shareholders scheduled for June 26, 2002.

**JSAT Corporation**
May 15, 2002

## Notice Concerning Reduction of Paid-in Capital and Legal Reserves

JSAT Corporation wishes to serve notice that at a meeting today, the Board of Directors approved a resolution to reduce statutory reserves, specifically additional paid-in capital and legal reserves, in accordance with Article 289-2 of the Japanese Commercial Code. The resolution is subject to approval at the 18th Ordinary General Meeting of Shareholders scheduled for June 26, 2002.

1. Purpose for Reducing Statutory Reserves

   The reduction of statutory reserves will enable JSAT to execute financial strategies with greater flexibility, following the relaxation of restrictions on the acquisition of treasury stock pursuant to amendments to the Japanese Commercial Code. JSAT will be free to buy back treasury stock and use other means in execution of its financial strategies.

2. Details of the Reduction of Statutory Reserves

   (1) Additional paid-in capital

(¥ thousand)

| Additional paid-in capital | Decrease | Residual value |
|---|---|---|
| 31,770,352 | 18,000,000 | 13,770,352 |

   (2) Legal reserve

(¥ thousand)

| Legal reserve | Decrease | Residual value |
|---|---|---|
| 236,892 | 236,892 | 0 |

3. Schedule for Reducing Statutory Reserves

   (1) Board Resolution Date
   May 15, 2002

   (2) Shareholder Meeting Resolution Date
   June 26, 2002

   (3) Date of Effect
   Scheduled for late July or early August, after creditors have had a chance to file motions of opposition.

Note:
The above is subject to approval of "Reduction of Statutory Reserves" at the 18th Ordinary General Meeting of Shareholders scheduled for June 26, 2002.

May 15, 2002

JSAT Corporation

## Operating Results for the Year ended March 31, 2002

JSAT Corporation ("JSAT" or "the Company") today reported operating results and other financial data for the year and the fourth quarter, both ended March 31, 2002. These financial results and data, which are unaudited, are prepared under accounting principles generally accepted in the United States (U.S. GAAP).

1. Financial Highlights
2. Overview of Results
3. Cash Flows
4. Main Topics
5. Overview of Operating Results for the 4th Quarter
6. Summary of Consolidated Financial Statements
7. Operating Outlook for the Year ending March 31, 2003
8. Financial Highlights and Outlook for the Year ending March 31, 2003, under Japanese GAAP (unaudited)
9. Summary of Consolidated Financial Statements under Japanese GAAP (unaudited)
10. Operating Results for JSAT Subsidiaries and Affiliates (unaudited)

## 1. Financial Highlights

JSAT Group's financial highlights for the year ended March 31, 2002, are as follows (Figures are rounded off to hundred thousand yen except for share and per share amounts.):

| | For the year ended or as of March 31, | | | |
|---|---|---|---|---|
| | 2002 (Actual) | 2001 | Change | 2002 (Expected) |
| | ¥ Million | ¥ Million | % | ¥ Million |
| Revenues | 40,783 | 38,160 | +6.9 | 41,000 |
| Operating income | 11,325 | 11,171 | +1.4 | 11,300 |
| Net income | 5,609 | 5,125 | +9.4 | 5,700 |
| Total assets | 163,432 | 169,640 | -3.7 | - |
| Shareholders' equity | 96,907 | 95,884 | +1.1 | - |
| Operating cash flows | 19,930 | 22,728 | -12.3 | - |
| EBITDA | 27,963 | 26,591 | +5.2 | 27,200 |
| EBITDA margin | 68.6% | 69.7% | -1.1 | 66.3% |
| Net income per share | ¥14,638.58 | ¥13,936.64 | +5.0 | ¥14,876.52 |
| Dividend per share | ¥5,000 | ¥6,000 | - | ¥5,000 |
| Weighted average number of shares outstanding | 383,154 | 367,743 | - | - |

Notes:
1. EBITDA was previously calculated as the sum of operating income, depreciation and amortization. Effective the year ended March 31, 2002, EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. EBITDA margin is the ratio of EBITDA to revenue.
3. Net income per share is computed based on the weighted average number of shares outstanding during the applicable period.

## 2. Overview of Results

Operating results for the year ended March 31, 2002, were in line with JSAT's expectations. Total revenues for the year ended March 31, 2002, were ¥40,783 million, an increase of ¥2,623 million, or 6.9%, compared to ¥38,160 million for the year ended March 31, 2001. Total revenues for this fiscal year came in slightly short of the company's initial outlook of ¥41,000 million, which was mainly affected by the delay of new DTH services using JCSAT-110.

This revenue increase was mainly due to the Company's consolidation of Satellite Network, Inc. ("SNET") from the third quarter. SNET is a Japanese major Type II telecommunications carrier and a system integrator for satellite communications and broadcasting services. Growing revenues from international telecommunications services and a steadily increase in satellite broadcasting services also contributed to revenue growth.

Operating expenses increased by ¥2,468 million, or 9.1%, to ¥29,458 million, compared to ¥26,990 million for the previous fiscal year, mainly due to: the consolidation of SNET; the cost of insurance for JCSAT-4A; and an increase in depreciation expense for a certain satellite in the JCSAT satellite fleet. However, as a result of growth in total revenues, operating income increased by ¥154 million, or 1.4%, to ¥11,325 million, as compared to ¥11,171 million for the previous fiscal year. Moreover, resulting from a decrease in interest expenses as compared to the previous fiscal year, net income for this fiscal year increased by ¥484 million, or 9.4%, to ¥5,609 million, compared to net income of ¥5,125 million for the previous fiscal year.

EBITDA was ¥27,963 million or 68.6% of total revenues for the year ended March 31, 2002, compared to EBITDA of ¥26,591 million or 69.7% of total revenues for the year ended March 31, 2001.

Revenues from telecommunications business services increased by ¥1,199 million, or 10.2%, to ¥12,976 million as compared to ¥11,777 million for the previous fiscal year. There were reduction of certain customers' transponder capacity and a decrease in occasional service

revenues. On the other hand, there were drivers to the revenue increase represented by growth in content delivery services to information terminals in family restaurants and acquisition of new customers related to the Digital Distribution Service, which is the JSAT's telecom service using the SKY PerfecTV! transmission systems. In addition, the growth in international services was activated by the signing of new contracts and expansion of transponder capacity used for links for Internet backbone networks and for video distribution in the Asia-Pacific region.

Revenues from satellite broadcasting services increased by ¥1,100 million, or 6.5%, to ¥18,000 million, compared to ¥16,900 million for the previous fiscal year. There was a slight decrease in the number of licensed broadcasters for SKY PerfecTV! during the previous fiscal year, resulting from mergers and withdrawals by some licensed broadcasters. On the other hand, new licensed broadcasters, who were approved by the Ministry in September 2001 and gradually commenced broadcasting their channels from the third quarter, and a rise in service fees under the four-annual-step tariff contributed to the growth.

Telecommunications carrier services, which the Company provides for the NTT Group, were ¥8,732 million, a slight decrease of ¥191 million, or 2.1%, from the previous fiscal year. This decrease was primarily due to the termination of existing contracts for use of JCSAT-1B and JCSAT-3.

Revenues from other services grew by ¥514 million, or 91.8%, to ¥1,074 million, mainly due to an increase in revenues from the Company's control and monitoring activities for the NTT Group as well as the signing of a new contract related to the joint research project to solve the digital divide.

Revenues for each service were as follows:

| | For the year ended March 31, | | |
|---|---|---|---|
| | 2002 | 2001 | Change |
| | ¥Million | ¥ Million | % |
| Telecommunications business services | 12,976 | 11,777 | +10.2 |
| Satellite broadcasting services | 18,000 | 16,900 | +6.5 |
| Telecommunications carrier services | 8,732 | 8,923 | -2.1 |
| Others | 1,074 | 560 | +91.8 |
| Total | 40,783 | 38,160 | +6.9 |

## 3. Cash Flows

Net cash from operating activities decreased by ¥2,798 million to ¥19,930 million compared to ¥22,728 million of net cash provided in the previous fiscal year. Net income increased by ¥484 million to ¥5,609 million, and depreciation and amortization increased by ¥1,056 million to ¥16,476 million respectively, while accrued liabilities including income taxes decreased compared to the previous fiscal year.

Net cash used in investing activities was ¥16,140 million, down ¥10,462 million, from ¥26,602 million for the previous fiscal year. Payments for property and equipment were ¥12,409 million, which mainly included ¥4,386 million related to the construction of JCSAT-2A (launched successfully on March 29, 2002), ¥4,293 million for advanced payments for future satellite launches, and ¥2,207 million for a portion of the construction of Horizons- I to be used for the joint venture with PanAmSat Corporation. Payments for business investments were ¥6,504 million, up 5,055 million compared to payments of ¥1,449 million for the previous fiscal year. This included additional investments in SKY Perfect Communications Inc. of ¥5,748 million and acquisition of a 67% stake in SNET of ¥1,072 million. On the other hand, cash flows provided by financial investments were ¥2,773 million, mainly due to proceeds from sales of short-term investments and of other marketable securities including money management funds.

Net cash used in financing activities was ¥9,590 million for this fiscal year. JSAT repaid ¥20,951 million for long-term borrowings and paid ¥3,238 million for dividends, whereas the Company gained ¥13,500 million from long-term borrowings.

## 4. Main topics

- Establishment of a joint satellite business company with PanAmSat Corporation
- Additional investment in SKY Perfect Communications
- Acquisition of majority shares in SNET
- JSAT shares designated as margin shares
- Acquisition of Technical Regulation Conformity Certification for a 45cm ultra-compact antenna technology for VSAT
- New channels for DTH services approved by the Ministry
- Development of a new antenna able to receive data from all JSAT satellites
- Joint research project to solve the digital divide
- Effects of deregulation on CS digital broadcasting services

## 5. Overview of Operating Results for the 4th Quarter

Revenues from the fourth quarter of the year ended March 31, 2002, increased by ¥599 million, or 5.9%, to ¥10,755 million, as compared to ¥10,156 million for the fourth quarter ended March 31, 2001. This increase was primarily due to the consolidation of SNET, growth in international services, and the acquisition of a new contract related to the digital divide solution using satellites. Net income decreased by ¥268 million, or 18.7%, to ¥1,163 million compared to ¥1,431 million for the previous fourth quarter, as a result of an increase in other expenses including loss on write-downs of investments.

Main topics during the fourth quarter are as follows:

### 1) JCSAT-2A successfully launched

JCSAT-2A, successfully launched by Ariane 44L Rocket on March 29, 2002, entered operational service on May 10, 2002. JCSAT-2A is scheduled to replace JCSAT-2 at the same orbital slot to provide high-quality video distribution services on its wide-frequency Ku-band transponders. International services enabled by JCSAT-2A's C-band transponders will expand to cover a broad area including Asia, Oceania and Hawaii.

### 2) Issuance of Euro-Yen Convertible Bonds Due 2007

JSAT, at the board meeting held on March 13, 2002, resolved issuance of Euro-Yen Convertible Bonds (the "Bonds") due 2007, in the aggregate amount of ¥20,000,000,000. The issue date was set at April 3, 2002 (London time). The initial conversion price is ¥739,000 per JSAT common share. Net proceeds from the issuance of the Bonds will be used for investments in satellites, strategic investments to business fields and for general corporate purposes.

The summary of the financial statements on a quarterly basis are as follows:

### 1) Financial Highlights

| Three months ended | Mar 31, 2002 | Mar 31, 2001 | Change | Dec 31, 2001 | Sep 30, 2001 | Jun 30, 2001 |
|---|---|---|---|---|---|---|
| | ¥ Million | ¥ Million | % | ¥ Million | ¥ Million | ¥ Million |
| Revenues | 10,755 | 10,156 | +5.9 | 10,618 | 9,652 | 9,758 |
| Operating Income | 2,426 | 2,506 | -3.2 | 3,132 | 2,665 | 3,102 |
| Net Income | 1,163 | 1,431 | -18.7 | 1,668 | 1,251 | 1,527 |
| Total assets | 163,432 | 169,640 | -3.7 | 168,477 | 167,421 | 162,389 |
| Shareholders' equity | 96,907 | 95,884 | +1.1 | 95,043 | 93,103 | 93,551 |
| Operating cash flows | 5,165 | 6,290 | -17.9 | 4,794 | 5,841 | 4,130 |
| EBITDA | 6,915 | 6,677 | +3.6 | 7,500 | 6,591 | 6,958 |
| EBITDA margin | 64.3% | 65.7% | -1.4 | 70.6% | 68.3% | 71.3% |
| Net income per share | ¥3,033.90 | ¥3,622.00 | -16.2 | ¥4,354.34 | ¥3,265.93 | ¥3,984.41 |

Notes:

1. EBITDA was previously calculated as the sum of operating income, depreciation and amortization. Effective the year ended March 31, 2002, EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. EBITDA margin is the ratio of EBITDA to revenue.
3. Net income per share is computed based on the weighted average number of shares outstanding during the applicable period.

### 2) Summary of the Statements of Income

| Three months ended | Mar 31, 2002 | Mar 31, 2001 | Change | Dec 31, 2001 | Sep 30, 2001 | Jun 30, 2001 |
|---|---|---|---|---|---|---|
| | ¥ Million | ¥ Million | % | ¥ Million | ¥ Million | ¥ Million |
| Revenues | 10,755 | 10,156 | +5.9 | 10,618 | 9,652 | 9,758 |
| Operating expenses | 8,329 | 7,651 | +8.9 | 7,486 | 6,987 | 6,656 |
| Operating income | 2,426 | 2,506 | -3.2 | 3,132 | 2,665 | 3,102 |
| Other income (expenses) | (320) | (244) | - | (193) | (408) | (410) |
| Income before income taxes and minority interests | 2,106 | 2,262 | -6.9 | 2,939 | 2,258 | 2,692 |
| Income taxes | 929 | 831 | +11.8 | 1,261 | 1,006 | 1,165 |
| Minority interests | (14) | - | - | (9) | - | - |
| Net income | 1,163 | 1,431 | -18.7 | 1,668 | 1,251 | 1,527 |

## 3) Revenues for Each Service

| Three months ended | Mar. 31, 2002 | Mar. 31, 2001 | Change | Dec. 31, 2001 | Sep. 30, 2001 | June 30, 2001 |
|---|---|---|---|---|---|---|
| | ¥ Millions | ¥ Millions | % | ¥ Millions | ¥ Millions | ¥ Millions |
| Telecommunications business services | 3,559 | 3,003 | +18.5 | 3,608 | 2,860 | 2,948 |
| Satellite broadcasting services | 4,592 | 4,792 | -4.2 | 4,495 | 4,421 | 4,492 |
| Telecommunications carrier services | 2,181 | 2,184 | -0.1 | 2,184 | 2,184 | 2,184 |
| Others | 422 | 177 | +138.4 | 331 | 187 | 134 |
| Total | 10,754 | 10,156 | +5.9 | 10,618 | 9,652 | 9,758 |

## 4) Summary of the Statements of Cash Flows

| Three months ended | Mar. 31, 2002 | Mar. 31, 2001 | Dec. 31, 2001 | Sep. 30, 2001 | June 30, 2001 |
|---|---|---|---|---|---|
| | ¥ Millions | ¥ Millions | ¥ Millions | ¥ Millions | ¥ Millions |
| Operating activities (net cash) | 5,165 | 6,290 | 4,794 | 5,841 | 4,130 |
| Net income | 1,162 | 1,431 | 1,668 | 1,251 | 1,527 |
| Depreciation and amortization | 4,353 | 4,171 | 4,187 | 4,041 | 3,894 |
| Investing activities (net cash) | (446) | (3,789) | (2,905) | (17,441) | 4,652 |
| Property and equipment | (3,786) | (3,389) | (1,623) | (2,003) | (4,997) |
| Business investments | (2) | (20) | - | (6,452) | (50) |
| Financial investments | 3,342 | (380) | (1,282) | (8,987) | 9,699 |
| Financing activities (net cash) | (6,780) | (224) | (1,694) | 9,189 | (10,305) |
| Proceeds from long-term borrowings | 2,000 | - | 11,500 | - | - |
| Repayments of long-term borrowings | (100) | (1,155) | (12,058) | (82) | (8,710) |
| Proceeds from short-term borrowings | 2,500 | - | - | 7,500 | - |
| Repayments of short-term borrowings | (1,000) | - | (100) | (7,500) | - |
| Proceeds from issuance of commercial paper | - | - | - | 10,000 | - |
| Repayments of commercial Paper | (10,000) | - | - | - | - |
| Payments for dividends | (46) | - | (905) | (692) | (1,595) |
| Cash and cash equivalents at beginning of the quarter | 2,737 | 4,192 | 2,518 | 4,935 | 6,458 |
| Cash and cash equivalents at end of the quarter | 866 | 6,458 | 2,737 | 2,518 | 4,935 |

## 6. Summary of Consolidated Financial Statements

### 1) Consolidated Balance Sheets

| | As of March 31, | |
|---|---|---|
| | 2002 | 2001 |
| **Assets** | ¥ Millions | ¥ Millions |
| Current assets | 17,408 | 27,313 |
| Investments | 22,082 | 18,556 |
| Property and equipment | 121,300 | 121,630 |
| Other assets | 2,642 | 2,141 |
| Total assets | 163,432 | 169,640 |
| **Liabilities and shareholders' equity** | | |
| Current liabilities | 20,972 | 23,431 |
| Long-term liabilities | 44,979 | 50,325 |
| Minority interests | 574 | - |
| Common stock | 53,770 | 53,770 |
| Additional paid-in capital | 35,009 | 35,044 |
| Retained earnings: | | |
| Appropriated for legal reserve | 237 | - |
| Unappropriated | 1,647 | (468) |
| Accumulated other comprehensive income | 6,245 | 7,540 |
| Treasury stock | (1) | (1) |
| Total shareholders' equity | 96,907 | 95,884 |
| **Total** | 163,432 | 169,640 |

### 2) Consolidated Statements of Income

| | For the year ended March 31, | | Change |
|---|---|---|---|
| | 2002 | 2001 | |
| | ¥ Millions | ¥ Millions | % |
| Revenues | 40,783 | 38,160 | +6.9 |
| Operating expenses | 29,458 | 26,990 | +9.1 |
| Operating income | 11,325 | 11,171 | +1.4 |
| Other income (expenses) | (1,331) | (1,475) | - |
| Income before income taxes and minority interests | 9,994 | 9,695 | +3.1 |
| Income taxes | 4,362 | 4,570 | -4.6 |
| Minority interests | (24) | - | - |
| Net income | 5,609 | 5,125 | +9.4 |

### 3) Consolidated Statements of Cash Flows

| | For the year ended March 31, | |
|---|---|---|
| | 2002 | 2001 |
| | ¥ Millions | ¥ Millions |
| Operating activities (net cash) | 19,930 | 22,728 |
| Net income | 5,609 | 5,125 |
| Depreciation and amortization | 16,476 | 15,420 |
| Investing activities (net cash) | (16,140) | (26,602) |
| Property and equipment | (12,409) | (15,791) |
| Business investments | (6,504) | (1,449) |
| Financial investments | 2,773 | (9,362) |
| Financing activities (net cash) | (9,590) | 9,579 |
| Proceeds from long-term borrowings | 13,500 | - |
| Repayments of long-term borrowings | (20,951) | (20,168) |
| Proceeds from short-term borrowings | 10,000 | 2,000 |
| Repayments of short-term borrowings | (8,600) | (2,000) |
| Proceeds from issuance of common stocks | - | 29,820 |
| Proceeds from issuance of commercial paper | 10,000 | - |
| Repayments of commercial paper | (10,000) | - |
| Payments for dividends | (3,238) | - |
| Effect of exchange rate changes on cash and cash equivalents | 209 | 13 |
| Cash and cash equivalents at beginning of year | 6,458 | 739 |
| Cash and cash equivalents at end of year | 866 | 6,458 |

## 7. Operating Outlook for the Year ending March 31, 2003

JSAT projects that total revenues for the year ending March 31, 2003, will be ¥43,700 million, up 7.2% compared to the year ended March 31, 2002. Main factors driving this growth may include the revenue increases in telecommunications business services resulting from the consolidation of SNET, and commencement of new DTH services using JCSAT-110. In addition, JSAT expects that newly launched satellite, JCSAT-2A, will contribute to the revenue growth, with new contracts to use its C band transponder capacity. Operating income is forecast at ¥11,000 million, down 2.9%, compared to this fiscal year, as a result of expected increases in operating expenses, principally due to a rise in costs related to insurance for satellites, uplink to JCSAT-110, and R&D-related projects. The Company projects that net income will be ¥6,000 million, up 7% compared to this fiscal year, as a result of a substantial decrease in interest costs. The above projections include the risk that the Company's revenues may be adversely affected by a reduction of transponder capacity or withdrawals of licensed broadcasters, mainly due to the lingering economic downturn.

The operating outlook for the year ending March 31, 2003, is as follows:

| | For the year ending March 31, 2003 | Change as compared to the year ended March 31, 2002 |
|---|---|---|
| | ¥ Millions | % |
| Revenues | 43,700 | +7.2 |
| Operating income | 11,000 | -2.9 |
| Net income | 6,000 | +7.0 |
| Net income per share | ¥ 15,659.50 | +7.0 |
| EBITDA | 28,000 | +0.1 |
| EBITDA margin | 64.1% | -4.5 |

1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. EBITDA margin is the ratio of EBITDA to revenue.

NOTE: This outlook contains forward-looking statements based on JSAT's own projections and estimates. The markets where JSAT is active are extremely volatile, subject to rapid shifts in technology, customer demands, prices, changes in economic conditions, the potential of satellite failures and many other variables. Due to the risks and uncertainties involved, actual results may differ from the content of these statements. Therefore, these statements should not be interpreted as representations that such objectives will be fulfilled.

## 8. Financial Highlights and Outlook for the Year Ending March 31, 2003, under Japanese GAAP (unaudited)

JSAT reports operating results on an annual and quarterly basis under U.S. and Japanese GAAP. Financial information published in Japan, is prepared under Japanese GAAP. Japanese GAAP may differ from U.S. GAAP in certain aspects. Presented below are summaries of Japanese GAAP financial results, on a consolidated basis, for reference purposes. (Figures are rounded down to the nearest hundred thousand yen.)

### Financial Highlights under Japanese GAAP on a consolidated basis

| For the year ended March 31, | 2002 (Actual) | 2002 (Expected) |
|---|---|---|
| | ¥ Million | ¥ Million |
| Revenues | 40,782 | 41,000 |
| Operating income | 12,014 | 11,700 |
| Ordinary income | 10,352 | 9,700 |
| Net income | 5,621 | 5,600 |
| Total assets | 162,283 | - |
| Shareholders' equity | 97,850 | - |
| Operating cash flows | 19,543 | - |
| EBITDA | 27,708 | 27,200 |
| EBITDA margin | 67.9% | 66.3% |
| Net income per share | ¥14,672.10 | ¥14,615.53 |
| Weighted average number of shares | 383,154 | - |

| Three months ended | Mar 31, 2002 | Dec 31, 2001 | Sep 30, 2001 |
|---|---|---|---|
| | ¥ Million | ¥ Million | ¥ Million |
| Revenues | 10,754 | 10,618 | 9,651 |
| Operating income | 2,635 | 3,294 | 2,845 |
| Ordinary income | 2,410 | 3,133 | 2,190 |
| Net Income | 1,289 | 1,645 | 1,192 |
| Total assets | 162,283 | 167,056 | 166,033 |
| Shareholders' equity | 97,850 | 95,939 | 94,022 |
| Operating cash flows | 5,054 | 4,654 | 5,764 |
| EBITDA | 6,752 | 7,352 | 6,689 |
| EBITDA margin | 62.8% | 69.3% | 69.3% |
| Net income per share | ¥3,366.38 | ¥4,294.41 | ¥3,111.08 |

Notes:

1. EBITDA was previously calculated as the sum of operating income, depreciation and amortization. Effective the year ended March 31, 2002, EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. EBITDA margin is the ratio of EBITDA to revenue.
3. Net income per share is computed based on the weighted average number of shares outstanding during the applicable period.

**Outlook for the Year Ending March 31, 2003**

The operating outlook for the year ending March 31, 2003, under Japanese GAAP, will be as follows:

| | For the year ending March 31, 2003 | Change as compared to the year ended March 31, 2002 |
|---|---|---|
| | ¥ Millions | % |
| Revenues | 43,700 | +7.2 |
| Operating income | 11,000 | -8.4 |
| Ordinary income | 10,600 | +2.4 |
| Net income | 6,000 | +6.7 |
| Net income per share | ¥ 15,659.50 | +6.7 |
| EBITDA | 27,800 | +0.3 |
| EBITDA margin | 63.6% | -4.3 |

1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. EBITDA margin is the ratio of EBITDA to revenue.

NOTE: This outlook contains forward-looking statements based on JSAT's own projections and estimates. The markets where JSAT is active are extremely volatile, subject to rapid shifts in technology, customer demands, prices, changes in economic conditions, the potential of satellite failures and many other variables. Due to the risks and uncertainties involved, actual results may differ from the content of these statements. Therefore, these statements should not be interpreted as representations that such objectives will be fulfilled.

## 9. Summary of Consolidated Financial Statements Under Japanese GAAP (unaudited)

### 1) Consolidated Balance Sheets

| | As of March 31, 2002 |
|---|---|
| **Assets** | ¥ Million |
| Current assets | 15,355 |
| Property and equipment | 146,928 |
| Total assets | 162,283 |
| **Liabilities and shareholders' equity** | |
| Current liabilities | 20,380 |
| Long-term liabilities | 43,453 |
| Minority interests | 599 |
| Common stock | 53,769 |
| Additional paid-in capital | 31,770 |
| Retained earnings | 6,958 |
| Foreign exchange adjustment | 216 |
| Unrealized gains on securities | 5,137 |
| Treasury stock | (0) |
| **Total shareholders' equity** | 97,850 |
| **Total** | 162,283 |

### 2) Consolidated Statements of Income

| | For the year ended March 31, 2002 |
|---|---|
| | ¥ Million |
| Revenues | 40,782 |
| Operating expenses | 28,767 |
| Operating income | 12,014 |
| Other income (expenses) | (1,663) |
| Ordinary income | 10,352 |
| Extraordinary income (expenses) | (389) |
| Income before income taxes and minority interests | 9,962 |
| Income taxes | 4,316 |
| Minority interests | (23) |
| Net income | 5,621 |

| Three months ended | Dec. 31, 2001 | Sep. 30, 2001 | June 30, 2001 |
|---|---|---|---|
| | ¥ Million | ¥ Million | ¥ Million |
| Revenues | 10,754 | 10,618 | 9,651 |
| Operating expenses | 8,119 | 7,323 | 6,805 |
| Operating income | 2,635 | 3,294 | 2,845 |
| Other income (expenses) | (225) | (161) | (656) |
| Ordinary income | 2,410 | 3,133 | 2,190 |
| Extraordinary income (expenses) | (158) | (231) | (16) |
| Income before income taxes and minority interests | 2,252 | 2,901 | 2,173 |
| Income taxes | 947 | 1,246 | 981 |
| Minority interests | (14) | (8) | - |
| Net income | 1,289 | 1,645 | 1,192 |

### 3) Revenues for each service

| For the year ended | March 31, 2002 |
|---|---|
| | ¥ Million |
| Telecommunications business services | 12,062 |
| Satellite broadcasting services | 17,999 |
| Telecommunications carrier services | 8,732 |
| Others | 1,988 |
| Total | 40,782 |

| Three months ended | Mar. 31, 2002 | Dec. 31, 2001 | Sep. 30, 2001 |
|---|---|---|---|
| | ¥ Millions | ¥ Millions | ¥ Millions |
| Telecommunications business services | 3,354 | 3,412 | 2,624 |
| Satellite broadcasting services | 4,592 | 4,494 | 4,420 |
| Telecommunications carrier services | 2,180 | 2,183 | 2,183 |
| Others | 627 | 526 | 422 |
| Total | 10,754 | 10,618 | 9,651 |

### 4) Consolidated Statements of Cash Flows

| For the year ended | March 31, 2002 |
|---|---|
| | ¥ Millions |
| Operating activities (net cash) | 19,543 |
| Income before income taxes | 9,962 |
| Depreciation and amortization | 16,257 |
| Payments for income taxes | (6,304) |
| Investing activities (net cash) | (16,054) |
| Property and equipment | (12,323) |
| Business investments | (6,503) |
| Financial investments | 2,772 |
| Financing activities (net cash) | (9,288) |
| Proceeds from long-term borrowings | 13,500 |
| Repayments of long-term borrowings | (20,950) |
| Proceeds from short-term borrowings | 10,000 |
| Repayments of short-term borrowings | (8,600) |
| Proceeds from issuance of commercial paper | 10,000 |
| Repayments of commercial paper | (10,000) |
| Payments for dividends | (3,238) |
| Effect of exchange rate changes on cash and cash equivalents | 208 |
| Cash and cash equivalents at beginning of year | 6,457 |
| Cash and cash equivalents at end of year | 865 |

| Three months ended | Mar. 31, 2002 | Dec. 31, 2001 | Sep. 30, 2001 |
|---|---|---|---|
| | ¥ Millions | ¥ Millions | ¥ Millions |
| Operating activities (net cash) | 5,054 | 4,654 | 5,764 |
| Income before income taxes | 2,252 | 2,901 | 2,173 |
| Depreciation and amortization | 4,240 | 4,076 | 4,042 |
| Payments for income taxes | 16 | (2,414) | (11) |
| Investing activities (net cash) | (470) | (2,895) | (17,382) |
| Property and equipment | (3,810) | (1,613) | (1,945) |
| Business investments | (1) | - | (6,452) |
| Financial investments | 3,341 | (1,282) | (8,985) |
| Financing activities (net cash) | (6,646) | (1,563) | 9,207 |
| Proceeds from long-term borrowings | 2,000 | 11,500 | - |
| Repayments of long-term borrowings | (100) | (12,058) | (100) |
| Proceeds from short-term borrowings | 2,500 | - | 7,500 |
| Repayments of short-term borrowings | (1,000) | (100) | (7,500) |
| Proceeds from issuance of commercial paper | - | - | 10,000 |
| Repayments of commercial paper | (10,000) | - | - |
| Payments for dividends | (46) | (905) | (692) |
| Cash and cash equivalents at beginning of the quarter | 2,737 | 2,518 | 4,934 |
| Cash and cash equivalents at end of the quarter | 865 | 2,737 | 2,518 |

## 10. Operating Results for JSAT Subsidiaries and Affiliates (unaudited)

Presented below are summaries of operating results for the JSAT's major subsidiaries and affiliates for the year ended March 31, 2002. These financial results and data, which are unaudited, are based on Japanese GAAP.

### (1) Subsidiaries

- **Satellite Network, Inc.** (67% ownership)

SNET is a major Type II telecommunications carrier and a system integrator for satellite communications and broadcasting services including uplink services for SKY PerfecTV!.

| For the year ended | March 31, 2002 |
|---|---|
| | ¥ Million |
| Revenues | 4,569 |
| Operating Income | 229 |
| Net Income | (39) |

### (2) Affiliates

- **NTT Satellite Communications Inc.** (35.9% ownership)

NTT Satellite Communications Inc. is a Type II telecommunications carrier providing companies with satellite intranet services.

| For the year ended | March 31, 2002 |
|---|---|
| | ¥ Million |
| Revenues | 2,855 |
| Operating Income | (47) |
| Net Income | (339) |

- **Pay Per View Japan, Inc.** (20.0% ownership)

Pay Per View Japan, Inc. is a licensed broadcaster which broadcasts 24 channels of movies and other entertainment programs by pay-per-view programming.

| For the year ended | March 31, 2002 |
|---|---|
| | ¥ Million |
| Revenues | 11,014 |
| Operating Income | 427 |
| Net Income | 407 |